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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K

(MARK ONE)

 X                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
---                       SECURITIES EXCHANGE ACT OF 1934
        FOR THE PERIOD FROM INCEPTION NOVEMBER 1, 1994 TO DECEMBER 31, 1994


                                      OR

___           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM ________ TO ________

                       COMMISSION FILE NUMBER: _________


                          THE LINCOLN ELECTRIC COMPANY
                             EMPLOYEE SAVINGS PLAN
              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                 IF DIFFERENT FROM THAT OF ISSUER NAMED BELOW)


             THE LINCOLN ELECTRIC COMPANY, 22801 ST. CLAIR AVENUE,
                           CLEVELAND, OHIO 44117-1199
               (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO
          THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)



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

                          THE LINCOLN ELECTRIC COMPANY
                         EMPLOYEE SAVINGS PLAN ("Plan")

                 Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements:                                                      Page
--------------------                                                       ----

Report of Independent Auditors                                              4

Statements of Net Assets Available for Benefits, With Fund
Information                                                                 5
December 31, 1994

Statements of Changes in Net Assets Available for Benefits,
With Fund Information                                                       6
For the Period From Inception (November 1, 1994)
to December 31, 1994

Notes to Financial Statements                                               7


Schedules:
---------

Item 27a -- Schedule of Assets Held for Investment Purposes                 10
December 31, 1994

Item 27d -- Schedule of Reportable Transactions                             11
For the Period From Inception (November 1, 1994)
to December 31, 1994


All other schedules are omitted as not applicable or not required.

Exhibit
-------

Exhibit No. 23 - Consent of Ernst & Young LLP, Independent Auditors, is incorporated by reference to Exhibit 23(a) to The Lincoln Electric
Company's Registration Statement on Form S-8 relating to the Plan.


                                   SIGNATURES

                 THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                        THE LINCOLN ELECTRIC COMPANY
                                        EMPLOYEE SAVINGS PLAN

                                        By   The Lincoln Electric Company,
                                              Plan Administrator


Date:  November 13, 1995                By /s/ Frederick G. Stueber
                                           ---------------------------------
                                            Name:  Frederick G. Stueber
                                            Title: Vice President, General
                                                   Counsel and Secretary

                                 EXHIBIT INDEX

Exhibit
Number   Description of Exhibit
-------  --------------------------------------------------------------------
   23            Consent of Ernst & Young LLP, Independent Auditors,
                 is incorporated by reference to Exhibit 23(a) to The
                 Lincoln Electric Company's Registration Statement on
                 Form S-8 relating to the Plan.


                         Report of Independent Auditors



Plan Administrator
The Lincoln Electric Company
  Employee Savings Plan


We have audited the accompanying statement of net assets available for benefits, with Fund Information (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits, with Fund Information (modified cash basis) for the period from date of inception (November 1, 1994) to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


As described in Note A, the financial statements referred to above were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.


In our opinion, the financial statements referred to above present fairiy, in all material respects, the net assets available for benefits (modified cash basis) of The Lincoln Electric Company Employee Savings Plan at December 31, 1994, and the changes in its net assets available for benefits (modified cash basis) for the period from date of inception (November 1, 1994) to December 31, 1994, on the basis of accounting described in Note A.


Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1994 and reportable transactions for the period from date of inception (November 1, 1994) to December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the Net Assets Available for Benefits and Changes in Net Assets Available for Benefits of each fund. The supplemental schedules and Fund Information (modified cash basis) have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairiy stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                               ERNST & YOUNG LLP

November 8, 1995
Cleveland, Ohio

                          The Lincoln Electric Company
                             Employee Savings Plan

    Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1994




                                                                                        Fidelity
                                                                                        Advisors
                          Victory                       Fidelity                        Equity
                       U.S. Treasury                    Advisors         Victory        Portfolio
                          Money         Society EB      Income &       Stock Index      Growth        Templeton
                       Market Fund      MaGIC Fund      Growth Fund       Fund           Fund        Foreign Fund       Total
                       -----------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Mutual funds                         $662,675         $685,767        $356,900        $1,030,436      $1,273,493      $4,009,271
  Money market fund     $417,252                                                                                           417,252

Investment income
  receivable               1,626            736              875             454             1,306           7,239          12,236
                       -----------------------------------------------------------------------------------------------------------
                         418,878        663,411          686,642         357,354         1,031,742       1,280,732       4,438,759

LIABILITIES
Accrued purchase of
  investments                 45            193                                                              5,617           5,855
                       -----------------------------------------------------------------------------------------------------------
Net assets avallable
  for benefits          $418,833       $663,218         $686,642        $357,354        $1,031,742      $1,275,115      $4,432,904
                       ===========================================================================================================



See notes to financial statements.


                                                   The Lincoln Electric Company
                                                       Employee Savings Plan

                         Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                 For Period from Inception (November 1, 1994) to December 31, 1994





                                                                                        Fidelity
                                                                                        Advisors
                          Victory                       Fidelity                        Equity
                       U.S. Treasury                    Advisors         Victory        Portfolio
                          Money         Society EB      Income &       Stock Index      Growth        Templeton
                       Market Fund      MaGIC Fund      Growth Fund       Fund           Fund        Foreign Fund       Total
                       -----------------------------------------------------------------------------------------------------------
ADDITIONS
Contributions--
  Employees             $417,252        $660,140        $683,844        $348,143        $991,002        $1,271,494      $4,371,875
Investment income          1,581             543             875           2,986           4,123             7,239          17,347
                       -----------------------------------------------------------------------------------------------------------
Total additions          418,833         660,683         684,719         351,129         995,125         1,278,733       4,389,222

Net realized and unrealized
  appreciation
  (depreciation) of
  investments                              2,535           1,924           6,226          36,617            (3,620)         43,682
                       -----------------------------------------------------------------------------------------------------------
Net additions            418,833         663,218         686,643         357,355       1,031,742         1,275,113       4,432,904
Net assets available
  for benefits at
  November 1, 1994             -               -               -               -               -                 -               -
                       -----------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994    $418,833        $663,218        $686,643        $357,355      $1,031,742        $1,275,113      $4,432,904
                       ===========================================================================================================



See notes to financial statements.

               The Lincoln Electric Company Employee Savings Plan

                         Notes to Financial Statements

                               December 31, 1994




A.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of The Lincoln Electric Company Employee Savings Plan (the Plan) are maintained on the modified cash basis of accounting. Employee contributions are recorded when received by Society National Bank (the Trustee), whereas investment income and plan liabilities are recorded when incurred.


Investment assets of each fund are stated at market value on the last business day of the year as determined by the Trustee.


B.  DESCRIPTION OF THE PLAN


The Lincoln Electric Company (the Company) established the Plan which became effective November 1, 1994, to cover certain employees of the Company as defined by the Plan. The Plan provides that employees will be eligible for membership in the Plan following one year of service with the Company.


Eligible employees may make before-tax contributions to the Plan of 1% or more of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($9,240 in 1994). Employee contributions are fully vested when made. A participant for whose account a contribution is made shall have the right to direct the Trustee to invest such contribution, in any one fund or in a combination of funds in 5% increments. The investment options are as follows:

        Fund                            Description                     Sponsor
--------------------------------------------------------------------------------------------------------
Pooled Separate Accounts:

   Victory U.S. Treasury                Money Market                    Victory Broker Dealer Services
      Money Market Fund

   Society EB MaGIC Fund                Guaranteed Investment           Society National Bank
                                           Contracts

   Fidelity Advisors Income             Growth Stocks                   Fidelity Investment Co.
      and Growth Fund

   Victory Stock Index Fund             S&P 500 Index                   Victory Broker Dealer Services

   Fidelity Advisors Equity             Preferred and Common            Fidelity Investment Co.
      Portfolio Fund                       Stocks

   Templeton Foreign Fund               International Fund              Templeton Investment Co.


The Company, at its discretion, may make a matching contribution, profit sharing contribution or qualified nonelective contribution for any plan year to be made in cash or Company stock. No Company contributions were made for 1994.

The Company has elected to pay certain administrative costs of the Plan in 1994. Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

               The Lincoln Electric Company Employee Savings Plan

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participants account is $3,500 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. If the value of a participants account is more than $3,500 the participant may elect to defer the payment of his/her account until they reach age 60. Participants who leave the Company may withdraw their money at anytime. Withdrawal must begin when the participants attain the age of 70 1/2. Borrowings are permitted from a participants vested account subject to the limitations of the Plan.


The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.


Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.


C.  INVESTMENTS


The Trustee of the Plan holds the Plan's investment assets and executes transactions.


The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1994 are as follows:


       Victory U.S. Treasury Money Market Fund                $417,252

       Society EB MaGIC Fund                                   662,675

       Fidelity Advisors Income & Growth Fund                  685,767

       Victory Stock Index Fund                                356,900

       Fidelity Advisors Equity Portfolio Growth Fund        1,030,436

       Templeton Foreign Fund                                1,273,493

               The Lincoln Electric Company Employee Savings Plan

D.  INCOME TAX STATUS


The Company has requested a determination from the Internal Revenue Service
(IRS) as to whether the Plan qualifies under the Internal Revenue Code (IRC) and would therefore not be subject to tax under present income tax law. The Company believes that such determination, when received, will be favorable.


Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Company is not aware of any course of action or series of events which have occurred that might adversely affect the Plan's status. The tax exempt status of the Plan would not apply to the taxability of distributions to participants under the Plan.

               The Lincoln Electric Company Employee Savings Plan

     Form 5500, Item 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1994




                                                              Description of                       Current
Identity of Issue                                               Investment                Cost      Value
-----------------------------------------------------------------------------------------------------------
Victory U.S. Treasury Money Market Fund                      417,252.380 units       $417,252      $417,252

Society EB MaGIC Fund                                         65,484.348 units        660,140       662,675

Fidelity Advisors Income & Growth Fund                        47,755,358 units        683,844       685,767

Victory Stock Index Fund                                      36,086.944 units        350,675       356,900

Fidelity Advisors Equity Portfolio Growth
  Fund                                                        36,334.124 units      1,001,212     1,030,436

Templeton Foreign Fund                                       144,386.908 units      1,284,133     1,273,493
                                                                                   ----------    ----------
                                                                                   $4,397,256    $4,426,523
                                                                                   ==========    ==========


               The Lincoln Electric Company Employee Savings Plan

           Form 5500, Item 27(d)--Schedule of Reportable Transactions

       For Period from Inception (November 1, 1994) to December 31, 1994




                                                                          Net
                              Purchase   Selling   Cost of    Current     Gain
  Description of Asset         Price      Price     Asset      Value     (Loss)
--------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Employee Benefits Money
  Market Fund               $3,704,459            $3,704,459  $3,704,459
                                       $3,704,459  3,704,459   3,704,459

Society EB MaGIc Fund          660,140               660,140     660,140

Fidelity Advisors Income &
  Growth Fund                  683,844               683,844     683,844

Victory Stock Index Fund       350,675               350,675     350,675

Fidelity Advisors Equity Portfolio
  Growth Fund                  993,819               993,819     993,819

Templeton Foreign Fund       1,277,112             1,277,112   1,277,112



There were no category (i), (ii), or (iv) reportable transactions during the period from date of inception (November 1, 1994) to December 31, 1994.